Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

2004 Full Year and Fourth Quarter 2004 Results Investor Presentation

Statements in this presentation that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel's results of operations and expectations regarding the timing of the ISG transaction, and statements preceded by "believe," "expect," "anticipate," "target" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (5) availability and cost of raw materials, energy and transportation; (6) Mittal Steel's ability to realize expected cost savings from recently acquired companies within the expected time frame; (7) Mittal Steel's ability to integrate recently acquired companies; (8) labor disputes; (9) the timing of completion of the various steps needed to consummate the ISG transaction; and (10) the risks contained in Mittal Steel's Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. This presentation also contains pro forma data (adjusted to give effect to the merger of Mittal Steel and ISG) for informational purposes only and does not purport to represent what Mittal Steel's results of operations or financial condition would have actually been had the merger with ISG been completed at the beginning of the period or to project Mittal Steel's results of operations or financial position for any future period. In connection with the proposed merger involving Mittal Steel and ISG, Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004, as amended on February 3, 2005. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430. Disclaimer

2004 Overview and Strategy Results and Financial Overview Conclusion Q&A Present Lakshmi N. Mittal - Chairman and Chief Executive Officer Aditya Mittal - President and Group Chief Financial Officer Malay Mukherjee - Chief Operating Officer Agenda

2004 Overview Strong global demand Unique global position Formation of Mittal Steel Strong inaugural results Acquisition Highlights - Completion of Ispat Polska Stal in Poland - Ispat Iscor majority control - Acquisition of BH Steel in Bosnia - Acquisition of Balkan Steel in Macedonia - Acquisition of Ljubija Iron-ore mines in Bosnia - Acquisition of ISG announced

Results Highlights Full Year 2004 Q4 2004 Shipments: 42.1 million tons 10.1 million tons Revenues: US$22.2 billion US$6.2 billion Operating Income: US$6.1 billion US$1.7 billion Operating margin: 27.7% 27.9%

Strong Global Demand and Pricing 2004 underpinned by strong global demand for our products across all markets Price realization improved 54% in 2004, compared with 2003 Price realization for the 4th quarter 2004 improved 9%, compared with Q3 2004

Regional Highlights Americas: Full year 2004 Q4 2004 Shipments: 12.1 million tons 2.8 million tons Revenues: US$ 6.6 billion US$ 1.8 billion Operating income: US$1.6 billion US$483 million Europe: Shipments: 18.0 million tons 4.5 million tons Revenues: US$9.9 billion US$ 2.8 billion Operating income US$2.0 billion US$480 million Rest of the World: Shipments: 11.9 million tons 2.8 million tons Revenues: US$7.6 billion US$2.2 billion Operating income: US$2.4 billion US$688 million

Market Outlook Q1 2005 AMERICAS Inventory corrections Shipments - flat to modestly up Pricing marginally higher EUROPE Inventory corrections Shipments - flat to modestly down Pricing higher REST OF THE WORLD Correction of inventories in domestic markets Shipment flat to modestly higher Pricing marginally higher

Strong Raw Material Position Mittal Steel better protected by its own raw material supplies. Infrastructure - Deepwater ports, railways sidings, engineering workshops Raw Materials* (in million metric tones) - Year 2004 Total Requirement Captive Sources Iron Ore 45.8 18.1** DR Pellets 12.5 5.6 Coal 24.6 7.6 Coke 16.4 17.5 DRI 7.3 9.0 * Excluding ISG ** Excludes long-term contracts with agreed pricing formula

2004 Shipments by Destination Shipments by Destination Americas Europe RoW 29 37 34 Mittal Steel's sales are well diversified geographically

Mittal Steel is well diversified by Product 2004 Shipments by product Diversification by Product Slabs Blooms/Billets Plates Hot Rolled Products Cold Rolled Products Coated Wire Rod Other Long Products Tubes & Pipes 14 8 5 19 13 10 15 13 3

Strategy To further build our global position To remain a low-cost, high-margin producer To implement capital expenditure programme to enhance Productivity Product mix improvement Environment Safety Participate in further industry consolidation Enhance long-term shareholder value

FINANCIAL OVERVIEW

Income Statement - 2004 vs 2003 Statement of Income Data (US$ million) Full Year 2004 (Unaudited) Full Year 2003 (Unaudited) % Variance Sales 22,197 9,567 132% Depreciation 553 331 67% Operating Income 6,146 1,299 373% Operating Margin 27.7% 13.6% - Net Income 4,701 1,182 298% Basic and Diluted earnings per common share 7.31 1.83 299% Total shipments of steel products including inter-company shipments (thousand of tons) 42,071 27,446 53% Operating Profit per ton (US$) 146 47 211%

Income Statement - Q4 2004 vs Q3 2004 Statement of Income Data (US$ million) Q4 2004 (Unaudited) Q3 2004 (Unaudited) % Variance Sales 6,177 6,292 (2%) Depreciation 141 151 (7%) Operating Income 1,725 1,932 (11%) Operating Margin 27.9% 30.7% - Net Income 1,554 1,332 17% Basic and Diluted earnings per common share 2.42 2.07 17% Total shipments of steel products including inter-company shipments (thousand of tons) 10,097 11,026 (8%) Operating Profit per ton (US$) 171 175 (2%)

Liquidity and Capital Resources Working Capital Position (US$ millions) As at 31 Dec 2004 - Trade accounts receivable 2,006 - Inventories 4,013 - Other current assets 972 Total Current Assets 6,991 - Trade accounts payable 1,899 - Other current liabilities 2,340 Total Current Liabilities 4,239 Net Working Capital 2,752 Net Debt Position As at 31 Dec 2004 As at 31 Dec 2003 Gross Debt * 3,630 3,067 Cash and cash equivalent** 2,634 900 Net Debt 996 2,167 Net debt pro forma ISG 3,355 4,696 * Including dividend payable and loan from affiliate ** Including restricted cash and short-term investments Liquidity Lines Liquidity lines of US$1.5 billion as of 31 December 2004

Capital Expenditure US$ millions Full Year 2004 Q4 2004 Q3 2004 Capital Expenditure 898 376 223 Depreciation 553 141 151 2005 Anticipated capital expenditure US$1.5 billion* * Including pro forma ISG

Capital Expenditure Major projects commencing in 2005 include: Mittal Steel Poland Modernization of the hot strip mill Modernization of the wire rod mill Continuous caster Installation of new colour coating line New coke oven battery Mittal Steel South Africa Rebuilding of coke oven battery Installation of pulverized coal injection system - Blast Furnace #5 Mittal Steel Temirtau Installation of second continuous slab caster New coke oven battery #7 Installation of colour coating line Iron ore mines modernization Mittal Steel Galati Reconstruction of pickling line Reconstruction and modernization of Blast Furnace #3 Rebuilding of coke oven battery #4

Capital Expenditure Major projects in 2004 included: Mittal Steel Poland Re-commissioning of coke oven battery Installation of pulverized coal injection system Mittal Steel Temirtau Installation of first continuous slab caster Acquisition of iron ore mine Mittal Steel Galati New slab caster Reconstruction of coke oven battery Mittal Steel Annaba Installation of bar mill Mittal Canada Re-commissioning of DRI plant Mittal Steel Lazaro Cardenas RH Degasser Furnace

Dividend Policy Proposed dividend policy for year 2005 10 US cents per share per quarter Needs to be approved by the shareholders

Recent Developments Strategic acquisition of 37.17% stake signed in Hunan Valin Steel Tube & Wire Ratings upgrades to investment grade received from both Standard & Poor's and Moody's S&P: Long-term corporate credit rating raised to BBB Moody's: Assigned senior implied rating "Baa3" Arranged commitments for US$3.2 billion unsecured revolving credit facility - MLA's: ABN AMRO, Citigroup, CSFB, Deutsche Bank, HSBC and UBS - Tenure: 5 years - Use of Facility: US$ 1,700 million for the cash consideration of the ISG acquisition US$ 500 million for refinancing of existing debt US$ 1,000 million for general corporate purposes

Highlights - Pro forma *ISG (US$ million) Full Year 2004 (Unaudited) Q4 2004 (Unaudited) Q3 2004 (Unaudited) Sales 31,213 8,730 8,900 Depreciation 682 172 188 Operating Income 6,954 1,977 2,272 Net Income 5,724 2,156 1,588 Basic and Diluted earnings ** per common share 8.13 3.06 2.26 Gross Debt *** 6,595 Cash and cash equivalents **** 3,240 Net Debt 3,355 Total shipments of steel products including inter-company shipments (thousand of tons) 57,616 13,925 15,065 * All pro forma numbers assume the maximum issuance of shares and figures do not include any purchase accounting adjustments. (Refer to ISG's recent press release for their financial information.) ** Calculated based on 704 million shares *** Including dividend payable and transaction consideration payable to ISG **** Including restricted cash and short-term investments

First Quarter 2005 Outlook Operating income per ton similar to Q4 2004 Marginal increase in shipments Significantly higher tax rate * Pro forma ISG

Strong results driven by high global demand Strategically positioned in all key markets Focused to remain low-cost, high-margin producer Upstream integration partially insulates us from input cost volatilities Strong balance sheet positions us for further growth Hunan Valin Steel Tube & Wire acquisition expected to complete by end of second quarter 2005 ISG acquisition expected to complete by end of first quarter 2005 Creation of Mittal Steel has established a truly global steel company with a broad product and geographic diversification Conclusion